UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(RULE 13E-100)
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
RADIATION THERAPY SERVICES, INC.
(Name of the Issuer)
RADIATION THERAPY SERVICES, INC.
RADIATION THERAPY SERVICES HOLDINGS, INC.
RTS MERGERCO, INC.
RADIATION THERAPY INVESTMENTS, LLC
VESTAR CAPITAL PARTNERS V, L.P.
VESTAR ASSOCIATES V, L.P.
VESTAR MANAGERS V LTD.
HOWARD M. SHERIDAN
DANIEL E. DOSORETZ
JAMES H. RUBENSTEIN
MICHAEL J. KATIN
(Name of Person(s) Filing Statement)
Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
750323206
(CUSIP Number of Class of Securities)

Daniel E. Dosoretz	James L. Elrod, Jr.
Chief Executive Officer	Radiation Therapy Investments, LLC.
Radiation Therapy Services, Inc.	c/o Vestar Capital Partners V, L.P.
2234 Colonial Boulevard	245 Park Avenue, 41st Floor
Ft. Myers, Florida 33907	New York, New York 101167
(239) 931-7275	(212) 351-1600
(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
Copies to:

Robert J. Grammig, Esq.	Michael Movsovich, Esq.	Darrell C. Smith, Esq.
Holland & Knight, LLP	Kirkland & Ellis, LLP	Shumaker, Loop & Kendrick, LLP
100 North Tampa Street	153 East 53rd Street	101 E. Kennedy Boulevard
Suite 4100	New York, New York 10022	Suite 2800
Tampa Florida 33602-3644	(212) 446-4800	Tampa, Florida 33602
(813) 227-8500		(813) 229-7600
This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1934.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$799,436,548	$24,543

*	For purposes of calculating the amount of the filing fee only. The filing fee was determined by adding (x) the product of (I) 23,725,688 the number of shares of common stock (including restricted stock obligations) that are proposed to be acquired in the merger and (II) the merger consideration of $32.50 in cash per share of common stock, plus (y) $28,351,688 expected to be paid to holders of options to purchase common stock with an exercise price of less than $32.50 per share in exchange for cancellation of such options, ((x) and (y) together, the “Total Consideration”). The payment of the filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the Total Consideration by .00003070.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $24,543
Form or Registration No.: Schedule 14A—Preliminary Proxy Statement
Filing Persons: Radiation Therapy Services, Inc.
Date Filed: November 21, 2007

Introduction
          This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (1) Radiation Therapy Services, Inc., a Florida corporation (“RTS” or the “Company”), the issuer of the common stock that is subject to the Rule 13e-3 transaction, (2) Radiation Therapy Services Holdings, Inc. (“Parent”), a Delaware corporation, (3) RTS MergerCo, Inc. (“Merger Sub”), a Florida corporation, (4) Radiation Therapy Investments, LLC (“Holdings”), a Delaware limited liability company wholly owned by Vestar Capital Partners V, L.P., (5) Vestar Capital Partners V, L.P. (“Vestar”), a Cayman Islands exempted limited partnership, (6) Vestar Associates V, L.P. (“Associates”), a Scottish limited partnership, (7) Vestar Managers V Ltd., a Cayman Islands exempted company (“Managers”), (8) Howard M. Sheridan, Chairman of the Board of Directors of RTS, (9) Daniel E. Dosoretz, President, Chief Executive Officer and Director of RTS, (10) James H. Rubenstein, Medical Director, Secretary and Director of RTS and (11) Michael J. Katin, a Director of RTS (each a “Filing Person” and collectively the “Filing Persons”).
          On October 19, 2007, RTS, Parent, Merger Sub and Holdings entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will be merged with and into RTS with RTS continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”).
          Concurrently with the filing of this Schedule 13E-3, RTS is filing with the Securities and Exchange Commission a revised preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the shareholders of the Company at which the shareholders of the Company will consider and vote upon a proposal to approve the Merger Agreement. The approval of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of the Company’s common stock as of the close of business on the record date and entitled to vote at the special meeting.
          The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.
     All information contained in this Schedule 13E-3 concerning any of the Filing Persons has been provided by such Filing Persons and no other Filing Persons, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Persons.
     The filing of this Schedule 13E-3 shall not be construed as an admission by any Filing Persons or by any affiliate of a Filing Persons, that the Company is “controlled” by any other Filing Persons, or that any other Filing Persons is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.
Item 1. Summary Term Sheet
Regulation M-A Item 1001
     The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2. Subject Company Information
Regulation M-A Item 1002
     (a) The information set forth in the Proxy Statement under the caption “THE PARTIES TO THE MERGER AGREEMENT” is incorporated herein by reference.
     (b)-(d) The information set forth in the Proxy Statement under the caption “MARKET PRICE OF OUR COMMON STOCK” is incorporated herein by reference.
     (f) The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Related Party Transactions” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person
Regulation M-A Item 1003
     (a)-(c) RTS is both a Filing Person and the Subject Company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET—The Parties to the Merger Agreement”
     “IDENTITY AND BACKGROUND OF FILING PERSONS”
     ANNEX D—Information Relating to Parent, Merger Sub, Holdings and Vestar Capital
Item 4. Terms of the Transaction
Regulation M-A Item 1004
     (a)(1) Not applicable.
     (a)(2) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “THE SPECIAL MEETING—Required Vote”
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”
     “SPECIAL FACTORS—Purposes and Reasons of the Rollover Investors”
     “SPECIAL FACTORS—Certain Effects of the Merger”
     “SPECIAL FACTORS—Material United States Federal Income Tax Consequences of the Merger”
     “SPECIAL FACTORS—Accounting Treatment of the Merger”
     (c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “SPECIAL FACTORS—Certain Effects of the Merger”
     “SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”
     (d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SPECIAL FACTORS—Appraisal Rights”
     “APPRAISAL RIGHTS”
     ANNEX C—Sections 607.1301-607.1333 of the Florida Business General Corporation Act
     (e) The information set forth in the Proxy Statement under the caption “PROVISIONS FOR UNAFFILIATED SHAREHOLDERS” is incorporated herein by reference. There have been no other provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.
     (f) Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Regulation M-A Item 1005
     (a) The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Related Party Transactions” is incorporated herein by reference.
     (b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”
     “SPECIAL FACTORS—Related Party Transactions”
     “THE MERGER AGREEMENT”
     ANNEX A—Agreement and Plan of Merger by and among RTS, Parent, Merger Sub and Holdings (for purposes of Section 7.2 only)
     (c) The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Background of the Merger” is incorporated herein by reference.
     (e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”
     “SPECIAL FACTORS—Related Party Transactions”
     “SPECIAL FACTORS—Certain Effects of the Merger”
     “SPECIAL FACTORS—Financing”
     “THE MERGER AGREEMENT”
Item 6. Purposes of the Transaction and Plans or Proposals
Regulation M-A Item 1006
     (b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “SPECIAL FACTORS—Certain Effects of the Merger”
     “SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”
     “THE MERGER AGREEMENT—Treatment of Stock, Stock Options and Other Stock-Based Awards”
     “THE MERGER AGREEMENT—Exchange and Payment Procedures”
     ANNEX A—Agreement and Plan of Merger by and among RTS, Parent, Merger Sub and Holdings (for purposes of Section 7.2 only)
     (c)(1)-(8) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Certain Effects of the Merger”
     “SPECIAL FACTORS—Plans for RTS After the Merger”
     “SPECIAL FACTORS—Financing”
     “SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”
     “THE MERGER AGREEMENT”

     ANNEX A—Agreement and Plan of Merger by and among RTS, Parent, Merger Sub and Holdings (for purposes of Section 7.2 only)
Item 7. Purposes, Alternatives, Reasons and Effects
Regulation M-A Item 1013
     (a)-(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Purposes and Reasons of the Rollover Investors”
     “SPECIAL FACTORS—Purposes and Reasons of Holdings, Parent, Merger Sub and Vestar Capital”
     “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”
     “SPECIAL FACTORS—Position of the Rollover Investors Regarding the Fairness of the Merger”
     “SPECIAL FACTORS—Conduct of RTS’s Business if the Merger is Not Completed”
     “SPECIAL FACTORS—Plans for RTS After the Merger”
     (d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”
     “SPECIAL FACTORS—Certain Effects of the Merger”
     “SPECIAL FACTORS—Plans for RTS After the Merger”
     “SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”
     “SPECIAL FACTORS—Material United States Federal Income Tax Consequences of the Merger”
     “SPECIAL FACTORS—Fees and Expenses”
     “THE MERGER AGREEMENT”
     “APPRAISAL RIGHTS”
     ANNEX A—Agreement and Plan of Merger by and among RTS, Parent, Merger Sub and Holdings (for purposes of Section 7.2 only)

     ANNEX C—Sections 607.1301-607.1333 of the Florida Business Corporation Act
Item 8. Fairness of the Transaction
Regulation M-A Item 1014
     (a)-(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”
     “SPECIAL FACTORS—Purposes and Reasons of the Rollover Investors”
     “SPECIAL FACTORS—Position of the Rollover Investors Regarding the Fairness of the Merger”
     (c) The transaction does not require the approval of at least a majority of unaffiliated security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “THE SPECIAL MEETING—Required Vote”
     “THE MERGER AGREEMENT—Conditions to the Merger”
     (d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”
     (e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”
     (f) None.
Item 9. Reports, Opinions, Appraisals and Negotiations
Regulation M-A Item 1015

     (a)-(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Opinion of Morgan Joseph & Co. Inc.”
     ANNEX B—Opinion of Morgan Joseph & Co. Inc.
     The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of RTS during its regular business hours by any interested holder of RTS common stock or representative who has been so designated in writing.
Item 10. Source and Amounts of Funds or Other Consideration
Regulation M-A Item 1007
     (a)-(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “SPECIAL FACTORS—Financing”
     “THE MERGER AGREEMENT—Financing Commitments; Cooperation of RTS”
     (c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SPECIAL FACTORS—Conduct of our Business if the Merger is Not Completed”
     “SPECIAL FACTORS—Fees and Expenses”
     “THE MERGER AGREEMENT—Termination”
     “THE MERGER AGREEMENT—Termination Fees and Expenses”
     (d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “SPECIAL FACTORS—Financing”
Item 11. Interest in Securities of the Subject Company
Regulation M-A Item 1008
     (a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”
     “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”
     (b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”
     “SPECIAL FACTORS—Related Party Transactions”
     “THE MERGER AGREEMENT”
     ANNEX A—Agreement and Plan of Merger by and among RTS Parent, Merger Sub and Holdings (for purposes of Section 7.2 only)
Item 12. The Solicitation or Recommendation
Regulation M-A Item 1012
     (d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “THE SPECIAL MEETING—Required Vote”
     “SPECIAL FACTORS—Certain Effects of the Merger”
     “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”
     “SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”
     “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”
     (e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”
     “SPECIAL FACTORS—Purposes and Reasons of the Rollover Investors”
     “SPECIAL FACTORS—Position of the Rollover Investors Regarding the Fairness of the Merger”
Item 13. Financial Statements
Regulation M-A Item 1010
     (a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY FINANCIAL INFORMATION”
     “WHERE YOU CAN FIND MORE INFORMATION”
     (b) Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used
Regulation M-A Item 1009
     (a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “THE SPECIAL MEETING—Solicitation of Proxies”
     “SPECIAL FACTORS—Fees and Expenses”
     (b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “SPECIAL FACTORS—Certain Effects of the Merger”
     “SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”
     “THE SPECIAL MEETING—Solicitation of Proxies”
Item 15. Additional Information
Regulation M-A Item 1011
     (b) The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.
Item 16. Exhibits
Regulation M-A Item 1016
     (a)(1) Preliminary Proxy Statement filed with the Securities and Exchange Commission on December 21, 2007.
     (a)(2) Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement.
     (b)(1) Commitment Letter, dated as of October 19, 2007, by and among Wachovia Bank, National Association, Wachovia Investment Holdings, LLC, Wachovia Capital Markets, LLC and Radiation Therapy Services Holdings, Inc.*
     (b)(2) Equity Commitment Letter, dated as of October 19, 2007, by and between Vestar Capital Partners V, L.P. and Radiation Therapy Services Holdings, Inc.*
     (c)(1) Opinion of Morgan Joseph & Co. Inc., attached as Annex B to the Proxy Statement.
     (c)(2) Financial analysis presentation materials, dated October 18, 2007, prepared by Morgan Joseph & Co. Inc., for the Special Committee of the Board of Directors of Radiation Therapy Services, Inc.**
     (c)(3) Presentation materials, dated September 19, 2007, prepared by Morgan Joseph & Co. Inc., for the Special Committee of the Board of Directors of Radiation Therapy Services, Inc.
     (c)(4) Presentation materials, dated July 24, 2007, prepared by Morgan Joseph & Co. Inc., for the Special Committee of the Board of Directors of Radiation Therapy Services, Inc.
     (c)(5) Presentation materials, dated July 13, 2007, prepared by Morgan Joseph & Co. Inc., for the Special Committee of the Board of Directors of Radiation Therapy Services, Inc.
     (c)(6) Presentation materials, dated April 26, 2007, prepared by Wachovia Capital Markets, LLC for the Board of Directors of Radiation Therapy Services, Inc.
     (c)(7) Presentation materials, dated June 21, 2007, prepared by Wachovia Capital Markets, LLC for the Board of Directors of Radiation Therapy Services, Inc.
     (c)(8) Presentation materials, dated October 5, 2007, prepared by Wachovia Capital Markets, LLC for the Board of Directors of Radiation Therapy Services, Inc.

     (d)(1) Agreement and Plan of Merger, dated as of October 19, 2007, by and among Radiation Therapy Services, Inc., Radiation Therapy Services Holdings, Inc. and RTS MergerCo, Inc. and Radiation Therapy Investments, LLC (for purposes of Section 7.2 only) attached as Annex A to the Proxy Statement.*
     (d)(2) Form of Amended and Restated Limited Liability Company Agreement of Radiation Therapy Investments, LLC.*
     (d)(3) Form of Securityholders Agreement by and among Radiation Therapy Investments, LLC and the securityholders party thereto.*
     (d)(4) Form of Radiation Therapy Investments, LLC 2008 Unit Award Plan.*
     (d)(5) Form of Management Agreement by and among Radiation Therapy Services Inc., Radiation Therapy Services Holdings, Inc., Radiation Therapy Investments, LLC and Vestor Capital Partners.***
     (d)(6) Support and Voting Agreement, dated as of October 19, 2007, by and among Radiation Therapy Investments, LLC, Radiation Therapy Services Holdings, Inc. and Daniel E. Dosoretz, including forms of Rollover Subscription Agreement, Employment Agreements and Incentive Unit Subscription Agreement attached as exhibits thereto.*
     (d)(7) Support and Voting Agreement, dated as of October 19, 2007, by and among Radiation Therapy Investments, LLC, Radiation Therapy Services Holdings, Inc. and Howard M. Sheridan, including forms of Rollover Subscription Agreement, Employment Agreement and Incentive Unit Subscription Agreement attached as exhibits thereto. *
     (d)(8) Support and Voting Agreement, dated as of October 19, 2007, by and among Radiation Therapy Investments, LLC, Radiation Therapy Services Holdings, Inc. and James H. Rubenstein, including forms of Rollover Subscription Agreement, Employment Agreements and Incentive Unit Subscription Agreement attached as exhibits thereto. *
     (d)(9) Support and Voting Agreement, dated as of October 19, 2007, by and among Radiation Therapy Investments, LLC, Radiation Therapy Services Holdings, Inc. and Michael J. Katin, including forms of Rollover Subscription Agreement, Employment Agreement and Incentive Unit Subscription Agreement attached as exhibits thereto. *
     (f) Sections 607.1301-607.1333 of the Florida Business Corporation Act, attached as Annex C to the Proxy Statement.
     (g) None.

*	Incorporated by reference to the statement on Schedule 13D dated October 19, 2007 and filed by the filing persons with the Securities and Exchange Commission on October 29, 2007.

**	Filed as an Exhibit to the Schedule 13E-3 filed with the Securities and Exchange Commission on November 23, 2007.

***	Incorporated by reference to Amendment No. 1 to the statement on Schedule 13D dated October 19, 2007 and filed by the filing persons with the Securities and Exchange Commission on December 21, 2007.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: December 21, 2007	RADIATION THERAPY SERVICES, INC.
	By:	/s/ Daniel E. Dosoretz
		Name:	Daniel E. Dosoretz
		Title:	Chief Executive Officer

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: December 21, 2007	RADIATION THERAPY SERVICES HOLDINGS, INC.
	By:	/s/Erin L. Russell
		Name:	Erin L. Russell
		Title:	Vice President

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: December 21, 2007	RTS MERGERCO, INC.
	By:	/s/Erin L. Russell
		Name:	Erin L. Russell
		Title:	Vice President

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: December 21, 2007	RADIATION THERAPY INVESTMENTS, LLC
	By:	/s/Erin L. Russell
		Name:	Erin L. Russell
		Title:	Vice President

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: December 21, 2007	VESTAR CAPITAL PARTNERS V, L.P.
	By:	Vestar Associates V, L.P.
its General Partner

	By:	Vestar Managers V Ltd.,
its General Partner

	By:	/s/James L. Elrod, Jr.
		Name:	James L. Elrod, Jr.
		Title:	Managing Director

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: December 21, 2007	VESTAR ASSOCIATES V, L.P.
	By:	Vestar Managers V Ltd.,
its General Partner

	By:	/s/James L. Elrod, Jr.
		Name:	James L. Elrod, Jr.
		Title:	Managing Director

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: December 21, 2007	VESTAR MANAGERS V, LTD.
	By:	/s/James L. Elrod, Jr.
		Name:	James L. Elrod, Jr.
		Title:	Managing Director

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.
Dated: December 21, 2007

/s/ Daniel E. Dosoretz
Daniel E. Dosoretz

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.
Dated: December 21, 2007

/s/James H. Rubenstein
James H. Rubenstein

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.
Dated: December 21, 2007

/s/Howard M. Sheridan
Howard M. Sheridan

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.
Dated: December 21, 2007

/s/ Michael J. Katin
Michael J. Katin

EXHIBIT INDEX
     (a)(1) Preliminary Proxy Statement filed with the Securities and Exchange Commission on December 21, 2007.
     (a)(2) Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement.
     (b)(1) Commitment Letter, dated as of October 19, 2007, by and among Wachovia Bank, National Association, Wachovia Investment Holdings, LLC, Wachovia Capital Markets, LLC and Radiation Therapy Services Holdings, Inc.*
     (b)(2) Equity Commitment Letter, dated as of October 19, 2007, by and between Vestar Capital Partners V, L.P. and Radiation Therapy Services Holdings, Inc.*
     (c)(1) Opinion of Morgan Joseph & Co. Inc., attached as Annex B to the Proxy Statement.
     (c)(2) Financial analysis presentation materials, dated October 18, 2007, prepared by Morgan Joseph & Co. Inc., for the Special Committee of the Board of Directors of Radiation Therapy Services, Inc.**
     (c)(3) Presentation materials, dated September 19, 2007, prepared by Morgan Joseph & Co. Inc., for the Special Committee of the Board of Directors of Radiation Therapy Services, Inc.
     (c)(4) Presentation materials, dated July 24, 2007, prepared by Morgan Joseph & Co. Inc., for the Special Committee of the Board of Directors of Radiation Therapy Services, Inc.
     (c)(5) Presentation materials, dated July 13, 2007, prepared by Morgan Joseph & Co. Inc., for the Special Committee of the Board of Directors of Radiation Therapy Services, Inc.
     (c)(6) Presentation materials, dated April 26, 2007, prepared by Wachovia Capital Markets, LLC for the Board of Directors of Radiation Therapy Services, Inc.
     (c)(7) Presentation materials, dated June 21, 2007, prepared by Wachovia Capital Markets, LLC for the Board of Directors of Radiation Therapy Services, Inc.
     (c)(8) Presentation materials, dated October 5, 2007, prepared by Wachovia Capital Markets, LLC for the Board of Directors of Radiation Therapy Services, Inc.

     (d)(1) Agreement and Plan of Merger, dated as of October 19, 2007, by and among Radiation Therapy Services, Inc., Radiation Therapy Services Holdings, Inc. and RTS MergerCo, Inc. and Radiation Therapy Investments, LLC (for purposes of Section 7.2 only) attached as Annex A to the Proxy Statement.*
     (d)(2) Form of Amended and Restated Limited Liability Company Agreement of Radiation Therapy Investments, LLC.*
     (d)(3) Form of Securityholders Agreement by and among Radiation Therapy Investments, LLC and the securityholders party thereto.*
     (d)(4) Form of Radiation Therapy Investments, LLC 2008 Unit Award Plan.*
     (d)(5) Form of Management Agreement by and among Radiation Therapy Services Inc., Radiation Therapy Services Holdings, Inc., Radiation Therapy Investments, LLC and Vestor Capital Partners.***
     (d)(6) Support and Voting Agreement, dated as of October 19, 2007, by and among Radiation Therapy Investments, LLC, Radiation Therapy Services Holdings, Inc. and Daniel E. Dosoretz, including forms of Rollover Subscription Agreement, Employment Agreements and Incentive Unit Subscription Agreement attached as exhibits thereto.*
     (d)(7) Support and Voting Agreement, dated as of October 19, 2007, by and among Radiation Therapy Investments, LLC, Radiation Therapy Services Holdings, Inc. and Howard M. Sheridan, including forms of Rollover Subscription Agreement, Employment Agreement and Incentive Unit Subscription Agreement attached as exhibits thereto. *
     (d)(8) Support and Voting Agreement, dated as of October 19, 2007, by and among Radiation Therapy Investments, LLC, Radiation Therapy Services Holdings, Inc. and James H. Rubenstein, including forms of Rollover Subscription Agreement, Employment Agreements and Incentive Unit Subscription Agreement attached as exhibits thereto. *
     (d)(9) Support and Voting Agreement, dated as of October 19, 2007, by and among Radiation Therapy Investments, LLC, Radiation Therapy Services Holdings, Inc. and Michael J. Katin, including forms of Rollover Subscription Agreement, Employment Agreement and Incentive Unit Subscription Agreement attached as exhibits thereto. *
     (f) Sections 607.1301-607.1333 of the Florida Business Corporation Act, attached as Annex C to the Proxy Statement.
     (g) None.

*	Incorporated by reference to the statement on Schedule 13D dated October 19, 2007 and filed by the filing persons with the Securities and Exchange Commission on October 29, 2007.

**	Filed as an Exhibit to the Schedule 13E-3 filed with the Securities and Exchange Commission on November 23, 2007.

***	Incorporated by reference to Amendment No. 1 to the statement on Schedule 13D dated October 19, 2007 and filed by the filing persons with the Securities and Exchange Commission on December 21, 2007.